FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-5 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions Announces Fiscal 2009 Fourth Quarter and Year-end Results and Forecasts Operating Profit in 2010

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: March 18, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Better Online Solutions Announces Fiscal 2009 Fourth Quarter and Year-end Results and Forecasts Operating Profit in 2010

RISHON LEZION, Israel, March 18, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2009 and a forecast for operating profit in year 2010.

Revenues for year 2009 amounted to $33.3 million, compared to $50.8 million in year 2008. Revenues for the fourth quarter of 2009 amounted to $8.2 million, compared to $11.5 million in the fourth quarter of 2008. The significant reduction in revenues is mainly attributed to the global economic crisis. During the fourth quarter of 2009, and in the first two months of 2010 the company has seen signs of recovery in its backlog, which grew from $9.9 million in September 2009 to $12.7 million in December 2009.

Gross profit for 2009 was 13.2% compared to 19.6% in 2008. Gross loss for the fourth quarter of 2009 was (1.5%) compared to gross profit of 11.5% in the fourth quarter of 2008. The decrease in the gross margin is attributed mainly to inventory write-offs in amount of $2.5 million in year 2009, $1.3 million of which were recorded in the fourth quarter of 2009. Inventory write off in year 2008 amounted to $339,000, which were recorded in the fourth quarter of year 2008.

Net losses for 2009 amounted to $9.1 million, which include  $2.5 million inventory write off, $1.2 million impairment of goodwill, $649,000 stock based compensation and $357,000 impairment of investment in companies.

Net loss for 2008 amounted to $6.4 million, which include $339,000 inventory write off, $1.9 million impairment of goodwill, $581,000 stock based compensation and $1.4 million impairment of investment in companies.

Yuval Viner, BOS CEO, stated, "As previously announced, based on  the significant cost reduction measures we implemented in January 2010 and the continued growth in backlog, in 2010, we expect to turn an operating profit, and revenues exceeding $35 million. We continue to launch new RFID-related products and services and strengthen our current supply chain offerings in Israel and abroad. With our growing product portfolio and expertise in the RFID market, we are well positioned to increase revenues and improve our operating results.”

Avidan Zelicovski,  BOS President, added, "We have been focusing on our core businesses, divesting  non-core activities, integrating aspects of the company in order to reduce costs and generate revenues,  and are keeping a tight watch on costs.”

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: http://www.boscorporate.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Year ended December 31,		Three months ended December 31,
	2009	2008	2009	2008
	Unaudited	(Audited)	(Unaudited)

Revenues	$33,253	$50,849	$8,157	$11,527
Inventory write off	2,530	339	1,330	339
Cost of revenues	26,321	40,511	6,951	9,862
Gross profit (loss)	4,402	9,999	(124)	1,326

Operating costs and expenses:
Research and development	360	844	(137)	196
Sales and marketing	7,773	9,712	1,298	2,718
General and administrative	2,364	2,029	1,080	658
Impairment of goodwill	1,218	1,873	-	1,873
Total operating costs and expenses	11,715	14,458	2,241	5,445

Operating loss	(7,313)	(4,459)	(2,365)	(4,119)
Financial expenses, net	(838)	(636)	(314)	(99)
Other expenses net	(409)	(1,448)	(106)	(1,202)
Loss before taxes on income	(8,560)	(6,543)	(2,785)	(5,420)
(Taxes on income) tax benefit	(541)	403	(475)	(48)
Loss from continuing operations	$(9,101)	$(6,140)	$(3,260)	$(5,468)
Loss related to discontinued operations	-	(260)	-	(22)
Net loss	$(9,101)	$(6,400)	$(3,260)	$(5,490)

Basic and diluted net loss per share from continuing operations	$(0.70)	$(0.51)	$(0.25)	$(0.44)
Diluted net loss per share from discontinued operations	$-	$(0.02)	$-	$-
Basic and Diluted loss per share	$(0.70)	$(0.53)	$(0.25)	$(0.44)

Weighted average number of shares used in computing basic net earnings per share	13,030,101	11,979,216	13,037,777	12,379,656
Weighted average number of shares used in computing diluted net earnings per share	13,030,101	11,979,216	13,037,777	12,379,656

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	December 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$597	$1,637
Trade receivables, net	8,685	13,314
Other accounts receivable and prepaid expenses	1,043	1,155
Inventories	8,776	10,346
Investment in other company	361	-
Total current assets	19,462	26,452

LONG-TERM ASSETS:
Severance pay fund	652	652
Investment in other companies	218	882
Deferred tax	-	452
Other assets	123	-
Total long-term assets	993	1,986

PROPERTY, PLANT AND EQUIPMENT, NET	1,278	1,128
OTHER INTANGIBLE ASSETS, NET	1,999	2,418
GOODWILL	4,172	5,361
Total assets	$27,904	$37,345

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$11,787	$10,299
Trade payables	5,097	6,458
Employees and payroll accruals	652	843
Deferred revenues	731	826
Accrued expenses and other liabilities	1,226	3,111
Total Current Liabilities	19,493	21,537

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	816	2,256
Deferred taxes	377	541
Accrued severance pay	770	929
Convertible notes, net of current maturities	1,886	-
Other long-term liabilities	919	838
Total long-term liabilities	4,768	4,564

SHAREHOLDERS' EQUITY	3,643	11,244
Total liabilities and shareholder's equity	$27,904	$37,345

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com